UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Graze, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11065

Delaware	82-3705318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th Street Santa Monica, CA	90401
(Address of principal executive offices)	(Zip Code)

(310) 310-2410
Registrant’s telephone number, including area code

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Future Labs V, Inc.”, “Graze”, “we,” “us,” “our,” or the “company” mean Future Labs V, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

OUR BUSINESS

Company History

Graze was incorporated on December 4, 2017 when the team saw the need for a robotic lawnmower solution for the commercial landscaping industry that is still being overlooked. To date, the only robotic lawnmower solutions on the market are small, semi-autonomous mowers for small residential-sized lawns. Small, residential options are not suitable for commercial applications due to their reliance on above or below ground wires and/or beacons for the machine to move around safely. Put simply, the dynamic nature and unit economics of commercial job sites do not allow for small robotic solutions that require a planned infrastructure for navigation. In other words, commercial job site requirements preclude the use of a small mower that “bounces” back and forth in multiple directions inside of a virtual fenced-in lawn; instead, Graze customers require consistent, parallel lines mowed that promote the health of the lawn and desirable aesthetics.

Graze validated the problem, solution, and market fit when one of the largest commercial landscaping companies in the US signed a conditional Letter of Intent "LOI" and began working closely with the team on the development of the product. This LOI outline interest in purchasing 200 units, for $30,000 each plus a monthly recurring SaaS (Software as a Service) fee of $1,000 per unit. Assuming five years of usable life per mower, this LOI represents up to $18,000,000 in potential revenue. In addition to being the first customer for Graze, Mainscape has pledged to help Graze build the right product for their needs. This allows us to take the product to market with fewer iterations and a clear focus on the needs of the customer. The Company had obtained a second Letter of Intent from another landscaping company in 2018; the LOI expired at the end of 2019, and both parties decided to not extend it.

Investors should note that this LOI only represents potential revenue for the Company. Mainscape is under no obligation to purchase any products and we may never generate any revenue based on this LOI.

The CEO, John Vlay has over 35 years of experience in the land maintenance industry coupled with a penchant for technological advancements such as automation.   John oversees the strategic direction of the product development team, which is comprised of a number of mechanical, electrical, and systems engineers from Wavemaker Labs. With John Vlay leading the way, the Graze team has already built a working prototype to test and evaluate sensor packages for building a fully autonomous lawn mower. At the moment, the focus of these sensor packages is safety and navigation. The team has recently begun working to merge software and hardware together for the purpose of testing the prototype in the field.

Principal Products and Services

Graze is building an electric, fully autonomous commercial lawn mower for the commercial landscaping industry. In order to make the product safe and fully autonomous, the team is evaluating and testing sensors packages that include radar, lidar, ultrasonic sensors, computer vision, GPS, and odometry sensors. When combined, these sensors will allow our product to operate safely, mow consistently straight lines, plan paths, avoid obstacles, and collect data. The Graze mower will be electric, safe, and extremely smart:

Electric: Existing commercial landscaping companies operate gasoline-powered motors that are environmentally unfriendly. By contrast, Graze’s electric mower uses swappable batteries which have a much lower environmental impact as compared to gas. In fact, according to the California EPA, one gas mower emits the equivalent emissions as 40 cars on the road on an hourly basis.

Electric lawn mowers are not only better from an emissions standpoint but they also require less support and maintenance. No internal combustion engine means: no spark plugs to clean or change; no engine oil or filters to change; and, no hydraulics, no belts, no pulleys, no clutches and no air filters to manage. A 100% electric mower means Graze customers should simply have to sharpen blades and grease wheels to maintain a working fleet.

Graze mowers will be deployed to work sites via a trailer, which will be used for transportation and storage. Eventually, these trailers will be outfitted with solar panels to assist in charging the mowers’ batteries. As a result, we expect Graze mowers to be able to operate 24/7, day and night. The absence of a combustion engine will also reduce noise pollution.

With Graze electric, driverless machines, future customers will enjoy lower operational costs, a reduced carbon footprint, and ability to operate 24/7 quietly and seamless in densely populated environments. Finally, the Graze mowers mulch grass, returning clippings back into the soil, which leads to conservation of soil moisture, improved fertility and health of the soil, reduced weed growth, and enhanced visual appeal of the area.

Safe: There are hundreds of accidents per year in the commercial landscaping industry and unsafe mowing situations can result in bodily harm or worse. With built in sensors and computer vision, our mower will potentially be the safest on the market. Our engineers are currently evaluating all safety options for this product. We are building in emergency cut-off buttons located on the product and on remote control devices held by the crew’s manager and also have smart sensors built in. For example, by utilizing LIDAR and computer vision the mower will know if a human or animal comes within 5 feet of the mower so that it can immediately pause and turn off its blades. Additionally, we believe the most effective tools for safety are the ones that are intuitive - for good measure, we are working on adding an audio command emergency cut-off switch, so that a nearby human can turn off the product with minimal effort.

Smart: Artificial Intelligence and Machine Learning are often misapplied terms. Not in this case. Graze software will capture immense and continuous data that will be stored, sorted, and fed back into our machine vision algorithms to ensure improved precision, efficiency, and safety. We’ll be able to track and plan around weather data, detect and defend against turf and plant diseases, plan and optimize cutting routes, and provide data and analytics to the landscaping industry.

As we progress we have milestones on our product roadmap that we would like to achieve. With scale, we hope to reduce the size of our mowing deck from 60” to 36”in order to optimize the form factor of the mower and add more value to Graze customers. Our ultimate vision is for Graze to be a land maintenance platform, and therefore we want to make Graze customizable with modular mower attachments, including but not limited to edger, blower, leaf mulch and snow attachments. Future expansions may include fertilizing, weeding, shrub trimming and aeration tools.

Market

Landscaping services in the United States alone is a $98.7 billion industry. Data from market research firm Stratistics Market Research Consulting suggests the global landscaping and gardening market is poised to grow at a CAGR of 7% through at least 2024, indicating the industry could grow to $140 billion domestically at that time. With a fairly even split in the industry between the commercial and residential segments, commercial landscaping, Graze’s target industry, has the opportunity to reach $70 billion. This is good news for Graze: as the commercial landscaping services industry grows, so does its core offering of lawn mowing.

Lawn mowing is a core component of almost all commercial landscaping businesses. Survey data shows that as much as 46% of gross revenue is derived from mowing services, making commercial lawn mowing a $23 billion per year industry with the opportunity to grow to $32 billion in the United States in 2024.

As the demand for mowing services increases, so too will the demand from those service providers for mowing equipment. Over the past five years the commercial lawn mower market has experienced steady growth and that trajectory is expected to continue. Today, the global commercial lawn mower market exceeds $5 billion, with 40% of demand ($2.1 billion) coming from the US market. These markets are expected to grow at a 5% CAGR approaching $7 billion and $3 billion, respectively, by 2024. More bullish projections suggest, due in large part to factors mentioned below, the domestic commercial lawn mower market could surpass $4 billion by 2024.

The majority of these markets, both residential and commercial, are concentrated across a few major players, including John Deere, Honda Motor Company, Husqvarna, the Toro Company, and Kubota. Commercial mowers are one of the fastest growing categories of garden equipment and are growing in popularity outside of the United States, especially as urban landscaping and backyard beautification becomes more on trend.

Most of the growth in this market can be attributed to the following:

●	Nature-scaping: Increasing consumer demand for housing allows people and nature to coexist with landscaping.

●	Demand for greenery in urban settings: The development of sustainable cities, which include introducing more greenery among traditionally urban settings, has increased the demand for mowers that are smaller, easier to operate, and quieter. In fact, one sub-target of the eleventh goal of the UN 2030 Agenda for Sustainable Development recommends the provisioning of secure and accessible UGS, in particular for vulnerable population groups such as elderly and children.

●	Developing markets: growing demand from developing countries, particularly from governmental agencies in Asia Pacific, where the desire to be more sustainable has increased over the past few years.

●	Growing do-it-for-me (DIFM) market: increasing income levels and an aging population have resulted in the DIFM market outpacing the do-it-yourself (DIY) market, increasing the demand for professional landscaping and mowing services.

The combination of increased demand for commercial landscaping and increasing emissions regulations on non-road vehicles (to include commercial lawn mowers) has led to an increased focus on developing more sustainable mowers. This includes producing equipment that is more efficient, less pollutive, and easier to operate, thereby reducing both operational cost and environmental impact. Many of the companies listed above have joined the electric revolution but have been focused on the residential market. Research suggests that commercial users will be quick to adopt new electric technology once products in the market have proven to be able to match the performance of gas-powered mowers while cutting operating costs.

By partnering with industry leaders to ensure it meets performance and cost-cutting requirements, Graze is ready to take its cut of a commercial lawn mower market that is large, growing, and ripe for innovation.

Design & Development

We have already developed the initial prototype, which focuses on the most important features of our product: safety, quality mowing, and self-navigation. We used this prototype to test sensors, functionality and navigation during most of 2020. Since then, we have also built our MVP, which hones in on better design and functionality in the following areas:

●	Hardware: We’re currently evaluating the chassis and the cutting deck for the MVP. We’re doing a deep dive into both electric and combustible powered mowers to decide which product is best to build on top of. Additionally we’re testing our 60” wide mowing deck that houses three separate blades for large-scale, precision mowing.

●	Computer Vision: Our computer vision identifies nearby objects and is being taught how to classify and react to them.

●	Navigation: Our engineers have already begun simulating/testing perception controls and navigation.

●	Instrument Cluster: We’re actively working on separating instrument clusters. This involves spec’ing the various components that control the robot and avoiding potential problems, such as shielding and electromagnetic interference between instruments.

Manufacturing:

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Graze builds and fine tunes its internal production lines to service long-term demand. Ultimately, all Graze products will be produced internally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally. This will allow Graze to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers along with our own internal production lines, the majority from the contract manufacturer at first. This will allow Graze to focus on automation and quality programs without restricting production volumes. Internal production will increase and in time be the sole source of Graze products.

Competition

Graze’s primary competitors are twofold:

1.	Traditional human-operated lawn mower manufacturers (both gas & electric); and

2.	Self-driving lawn mower manufacturers (both gas & electric).

First, the existing players in the market are well known and established. John Deere (10.8%), The Toro Company (10%), Husqvarna (9.4%) and Honda Motor Co. (6.5%) collectively own 36.7% of the $9.3 billion US Lawn and Garden Equipment market. While these incumbents pose the biggest risk to Graze should they introduce self-driving machines, they are far more likely to acquire this technology to speed up their time to market. There is evidence for this in John Deere’s $305 million acquisition of Blue River Technology and its “See & Spray” weed control technology. Industry disruptors like Left Hand Robotics, which is making a gas-powered autonomous mower, are making products that are incredible for certain applications but they don’t quite solve the problem that we’re tackling. For one, their product is far too large to fit in the trailers that landscaping companies use to haul several mowers, and other equipment between job sites. Additionally, our sales process differs as Left Hand is targeting single use customers that will keep the product on site (in a shed for example), instead of targeting the landscaping companies like we are. Left Hand’s mower could be used by a large private property such as a university, but they would still have to pay a landscaping company to handle smaller ancillary jobs, such as weeding, pruning, and tending to flower beds.

Unlike the aforementioned companies producing gas-powered mowers, a small group of industry entrants are producing electric, human-operated mowers. Widely known as the best in this sub-category is Mean Green. These small players have struggled to establish a foothold as switching costs are not offset by fuel savings alone. As a result, none have experienced mass adoption of their products. Graze, however, will be the first of its kind in commercial mowing – a fully electric, fully autonomous commercial lawn mower. As such, Graze will be able to hurdle switching costs obstacles and gain mass adoption, as evidenced by its $18m in pre-orders from Mainscape via conditional letter of intent.

Second, there are a small group of companies producing or working on self-driving applications for lawn mowing. This category can further be divided into residential and commercial products; and, residential applications are way ahead of commercial solutions in the market. The biggest players in this residential subset are iRobot, Husqvarna, and John Deere, each of whom is producing only small, semi-autonomous products that require ground wires to navigate within virtual fences. Without the ability to navigate large panels of grass without human-installed infrastructure, these solutions are not and will not be viable for the commercial landscaping industry. There is no evidence to suggest any of these companies are working on commercial applications of these products, however, the size and expertise of industry incumbents would give them an advantage, should any of them desire to bring a fully autonomous commercial product to market.

In the case of iRobot, the company said its Terra robotic lawn mower would only be available for sale on a limited basis in Germany, and as a tightly controlled beta program in the U.S. starting in 2020.

Customers:

At present, Graze has multiple customers via non-binding letters of intent and non-binding commercial agreements. These companies act as research & development partners as well as potential orders for us as we get closer to production. Our largest of these customers is Mainscape who has written a non-binding letter of intent for 200 Graze mowers. We believe we can group our customer base into three categories:

1) Large landscaping companies: These customers require high touch and a long sales cycle but getting one on board could mean hundreds of mowers purchased every 4-6 years. We believe we have proven our product and market fit with this segment by getting Mainscape signed on as a customer and R&D partner via a non-binding letter of intent. We continue to actively reach out to this category as we get closer to production of our mower.

2) Small to medium-sized landscaping companies:  We believe these customers may only purchase a limited number of Graze mowers at a time but the sales cycle is much shorter. The value is clear for these companies as their number one goal is growing market share by outbidding their competition. With Graze, we believe they are able to lower their price point and win more job sites without needing a larger workforce and squeezing their own margins.  We continue to actively engage customers in this category as our production-ready model gets closer to completion.

3) Golf courses:  This segment has a different requirement that the other categories, in that they require a new type of cutting blade. Golf courses require a completely different type of cutting deck, called reel blades, so Graze will need to adapt its product to fit their needs. We believe this will be a very different sales process because the business model for a golf course is very different than commercial landscaping companies. This is a relatively new category for Graze, but is one that we believe has enormous potential for our business.

Employees

The Company currently has one dedicated executive, CEO John Vlay. Graze also relies on part time contractors for a variety of functions, including marketing, business development, and finance. As a part of our capital raise, we plan to initially hire a number of engineers to assist in future research and development, with the main goal of finishing our minimum viable product and preparing for production. Additional hires will include individuals in sales, marketing, and administrative roles.

THE COMPANY’S PROPERTY

The Company currently has no long-term or short-term leases and works out of the offices of Future VC, LLC dba Wavemaker Labs in Santa Monica, CA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2019, and 2020

Through fiscal years ended December 31, 2020, the company was still in an early stage of development and had not yet generated revenue. Nevertheless, the Company continues to attract attention in the market, including signing additional letters of intent for its mowers. The Company continues to focus its efforts on product development as it moves towards a production ready version of its mower in 2021.

The Company spent $2,031,042 in research and development related expenses in the fiscal year ended December 31, 2020, which represents more than a 200% increase in the same expense category for the fiscal year ended December 31, 2019. This is due to the increased efforts of the Company on its product development and prototype efforts. Additionally, the Company spent $1,805,073 in sales and marketing related expenses in 2020, representing a 3800% increase from the prior year. These increased expenses were related to the Company’s business development, sales, marketing, and fundraising expenses. Finally, the Company spent $389,442 in general and administrative costs in 2020, which was more than a 100% increase from the prior year. These were primarily due to increased overhead, supplies, and legal, and accounting costs incurred by the Company.

Since the end of the period covered by our audited financial statements, we expect similar monthly expenses aside from an increase in labor costs from additional engineering resources. The team will continue to grow as we push development of our product into production ready capabilities.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2019, and 2020

As of December 31, 2020, the company’s Cash and Cash Equivalents balance was $1,181,196. This is compared to ending cash and cash equivalents balance as of December 31, 2019 of $64,073. Over the course of 2020, the Company closed on gross proceeds of $4,232,226 in equity financing, $3,886,319 of which came from its Series A Regulation A+ financing round which was offered through SI Securities, LLC.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company.

In 2021, the Company launched an extension to its Series A equity crowdfunding campaign via Regulation A+ with StartEngine Primary, LLC. As of the date of this report, the Company has raised nearly $1,480,000 of gross proceeds through the StartEngine platform. The Company continues to plan to raise money through Regulation A+ for its future capital needs.

Trend Information

Since launching in 2017, the company has historically maintained minimal expenses. In 2018, the Company obtained letters of intent from two customers, which include a non-binding commitment to purchase 400 mowers at a purchase price of $30,000 per mower and $1,000 per month for the useful life of the mower. In 2020, the Company additional interest from customers and has continued to pursue non-binding letters of intent and commercial agreements.

In 2020, the Company began exploring golf courses as a new channel. The Company believes this is a large and viable sales channel for growth, however it requires a different style of cutting mechanism than traditional grass mowing. Golf course mowers traditionally use a reel mower (specialized type of cutting mechanism) that cuts grass at a height of 0.125 inches. For comparison, 0.125 inches is roughly equivalent to the height of two quarters stacked on top of each other.

At the end of 2019, there were 38,864 public and private golf courses across the globe, with 16,752 of these being situated in the US. In the US, these golf courses spent $845.7k on average on land maintenance in 2019, with the expenditure expected to jump to $987.5k by the end of 2020. As such, the golf course land maintenance market in the US is estimated at $14.2 billion in 2019 and is expected to balloon to $16.5 billion by the end of 2020. Nevertheless, labor availability continues to be the greatest hindrance to growth in the golf course industry and Graze is attempting to solve the issues around accessing labor with a sophisticated, fully-electric, and fully-autonomous robotic solution.

The Company had begun ramping up research and development of its prototype in 2019, and by July 2019, had a working version of its prototype. In order to build and deliver a fully functional prototype to our customers by Q3/Q4 of 2020, the Company has since increased expenses attributable to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an effect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because these letters of intent are non-binding, these two customers may not end up purchasing equipment from Graze, which could result in delaying when the Company starts making revenue.

The Company continued to focus on product development and prototyping in 2020 and into 2021. The Company released its latest prototype in Q4 2020 and plans to release another version of its prototype in Q3 2021, with a goal of having a product ready model by the end of 2021. The major focus of the Company’s engineering team is to continue to improve its autonomy stack, which will allow the Graze mower to operate with minimal human interaction, will still maintaining the highest levels of mowing and safety.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
John Vlay	CEO	60	Indefinite, appointed May 2019
Kevin Morris	CFO	38	Indefinite, appointed September 2019
Nick Degnan	CTO	38	Indefinite, appointed August 2020
Directors
James Jordan	Director	39	Indefinite, appointed December 2017

James Jordan, Chairman

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, James was Manager Partner at early-stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

John Vlay, CEO

John led Jensen Landscape as Chairman, CEO, and President for eleven of his 35 years with this award-winning landscape construction and maintenance company. He design-built the San Francisco Bay Area’s first green roof at the GAP headquarters and oversaw the iconic California Academy of Sciences two-and-a-half acre green roof in Golden Gate Park. Under John’s leadership, Jensen acquired a maintenance company in 2008 to extend Jensen’s geographic reach to Sacramento and the North Bay before selling Jensen Landscape to private equity backed Monarch Landscape in 2016. There John oversaw Safety for Monarch’s six rollup companies in five states and worked with the Monarch CEO on acquisition prospects. John left Jensen in 2018, after which he has engaged in a number of consulting roles. As a member of Vistage, a CEO advisory group, John has gained insights into many varied businesses and is currently involved with two other landscape related companies with unique patented products. John is a graduate of the University of California, Los Angeles (UCLA) in Business and Economics.

Kevin Morris, CFO

Kevin oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. He also serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Prior to that, Kevin was a COO/CFO of Denim.LA, Inc. (dba “DSTLD”), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013 to 2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

Nick Degnan, CTO

Nick oversees operations and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. Prior to becoming CTO of Graze, Nick served as Head of Product from February 2018 to May 2019 for Motivo Engineering an engineering consulting company developing autonomous vehicle and drone technologies and prior to that role, VP of Operations, leading a team developing human exoskeleton technologies from April 2016 to January 2018. Prior to Motivo, Nick served as regional manager for Equipois from 2014 to 2016 where he managed sales and business operations internationally and in the Western U.S. for human exoskeleton technologies. Nick obtained an MBA from UCLA Anderson School of Management in 2010. In addition to his MBA, Nick earned an MS in Mechanical and Aeronautical Engineering and a BS in Mechanical Engineering / Materials Science & Engineering from UC Davis.

Rob Anderson, Advisor

Rob is currently an advisor to Graze and brings years of experience in mechanical engineering to the team. Additionally, Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft where he supported the international development of the Surface manufacturing lines. At SpaceX, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

Compensation of Directors and Executive Officers

Through December 31, 2020, we compensated our highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
John Vlay	CEO	$58,333	$0	$58,333
James Jordan	Chairman	$0	$0	$0
Kevin Morris	CFO	$0	$0	$0
Nick Degnan	CTO	$0	$0	$0

The Company's former Chief Technology Officer departed as of January 15, 2020. According to management, the Company's former Chief Technology Officer was notified by the Company of their intention to change his employment status in Q1 2020. Despite initial conversations aimed at retaining the former employee on a part-time basis, Company management and the former employee were unable to come to mutually agreeable terms on his continued employment. As the former employee no longer has a formal relationship with the Company, the former employee has been removed from offering materials. The Company incurred compensation expenses of $148,678 during the course of 2019 and $682 during the course of 2020 related to the employment of this former Chief Technology Officer.

In 2020, the board authorized 314,470 options for Common Stock to the Company’s Chief Executive Officer, John Vlay.

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan	9,375 shares held directly, and 830,190 shares held through Future VC, LLC.	N/A	37.31%
Class F Stock	Future VC, LLC	1,779,996 shares held directly	N/A	79.11%
Series A-1	James Jordan	3,125 shares held directly and 276,730 shares held through Future VC, LLC	N/A	37.32%
Series A-1	Future VC, LLC	593,331 shares held directly	N/A	79.11%
Common Stock	John Vlay	0 shares held directly	314,470	100.00%

Amounts are as of December 31, 2020. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

All shares of Common Stock were converted into Class F Stock as of October 2019. 25% of the Class F stock was converted to Series A-1 stock as of July 2020.

James Jordan owns 46.64% of Future VC, LLC and therefore 1,106,920 shares of Future Labs V, Inc., which is split into 276,730 shares of Series A-1 stock and 830,190 shares of Class F.

Stock Incentive Plan

On October 18, 2019, the Company adopted its Stock Incentive Plan, by which 656,140 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis.  To date, options to acquire 656,140 options for Common Stock have been issued under the plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2019, the Company issued $515,000 in convertible notes to two related parties, Wavemaker Partners V LP and Wavemaker Global Select, LLC. The notes have a 20% discount, $8,000,000 valuation cap, and a 5% compounded per annum interest rate. These notes converted in 2020 as a part of its Series A financing round through SI Securities, LLC.

The Company has loaned money from related parties over the last few years. As of December 31, 2020, the Company was owed $678,753 in outstanding principal and $53,937 in accrued interest from related parties. In 2020, the Company loaned an aggregate of $103,600 to Future Labs VII, Inc., and received repayments of $72,000. In. February 2019, the Company loaned an additional $30,000 to a related party under a promissory note, which was fully repaid in April 2019. All these related party loans above are unsecured. During the years ended December 31, 2020 and 2019, the Company recognized interest income of $27,788 and $18,464 respectively, all of which remains unpaid as of December

The Company has borrowed money from related parties over the last few years. As of December 31, 2020, the Company owed a total of $495,727 in outstanding principal and $15,455 in accrued interest to related parties. During 2020, the Company received an aggregate of $275,967 from several related party notes, and made repayments of $20,000. In March 2019, the Company borrowed an additional $800 from a related party note. This amount was fully repaid in May 2019. During the years ended December 31, 2020 and 2019, the Company issued a promissory note of $14,400 and $27,200, respectively, in exchange for marketing expenses incurred by a related party on behalf of the Company. These amounts are included in sales and marketing expense in the statements of operations. During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $12,093 and $3,362, respectively, all of which remains unpaid as of December 31, 2020 and 2019. All notes bear interest at 3% per annum and mature in 2021. For all notes payable, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

The Company has engaged with a related party, Wavemaker Labs, to provide product development, business development, and finance related services to it. During 2020, the Company incurred $2,301,869 in expenses from Wavemaker Labs for services, including $1,105,121 in services payable in cash and $1,196,748 for which the Company intends to satisfy through the issuance of warrants in 2021.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation(1)

2.3	Amended and Restated Bylaws(2)

4.1	Subscription agreement(3)

(1) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(2) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(3) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Labs V, Inc.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Future Labs V, Inc.
Date: April 29, 2021

By	/s/ James Jordan
James Jordan, Principal Financial Officer, Principal Accounting Officer, Director
Future Labs V, Inc.
Date: April 29, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

GRAZE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2020 AND 2019

To the Board of Directors of

Graze, Inc.

Santa Monica, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Graze, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholder’s equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $4,222,632 and $806,281 for the years ended December 31, 2020 and 2019, respectively, has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019, and has not yet recognized any revenue. As of December 31, 2020, the Company had an accumulated deficit of $5,038,515 and has a working capital deficit of $425,246. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•            Exercise professional judgment and maintain professional skepticism throughout the audit.

•            Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•            Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•            Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•            Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 28, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

GRAZE, INC.
BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,181,196	$64,073
Loan receivable, related party	678,753	647,153
Interest receivable, related party	53,937	26,149
Deferred offering costs	15,000	115,479
Total assets	$1,928,886	$852,854

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$1,700,012	$539,541
Accounts payable	137,938	1,458
Accrued expenses, related party	5,000	65,000
Loan payable, related party	495,727	225,360
Interest payable, related party	15,455	11,430
Total current liabilities	2,354,132	842,789
Convertible promissory note, related party	-	465,000
Total liabilities	2,354,132	1,307,789
Commitments and contingencies (Note 11)
Stockholders' equity (deficit):
Series A Preferred stock, $0.0001 par value, 1,968,210 shares authorized, 950,295 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively; liquidation preference of $5,511,711 as of December 31, 2020	95	-
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 749,977 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively; liquidation preference of $374,989 as of December 31, 2020	75	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,023 and 3,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	225	300
Common stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Additional paid-in capital	4,612,874	360,648
Accumulated deficit	(5,038,515)	(815,883)
Total stockholders' equity (deficit)	(425,246)	(454,935)
Total liabilities and stockholders' equity (deficit)	$1,928,886	$852,854

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.
STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2020	2019
Net revenue	$-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	2,031,042	582,082
Sales and marketing	1,805,073	45,144
General and administrative	389,442	186,089
Total operating expenses	4,225,557	813,315

Loss from operations	(4,225,557)	(813,315)

Other income (expense):
Interest income, related party	27,788	18,464
Other income	9,000	-
Interest expense, related party	(33,863)	(11,430)
Total other income (expense), net	2,925	7,034

Provision for income taxes	-	-
Net loss	$(4,222,632)	$(806,281)

Weighted average common shares outstanding -
basic and diluted	-	3,000,000
Net loss per common share - basic and diluted	$-	$(0.27)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock								Additional		Total Stockholders'
	Series A		Series A-1		Class F Stock		Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balances at December 31, 2018	-	$-	-	$-	-	$-	3,000,000	$300	$313,237	$(9,602)	$303,935
Conversion of common stock to Class F stock	-	-	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-
Stock compensation expense	-	-	-	-	-	-	-	-	47,411	-	47,411
Net loss	-	-	-	-	-	-	-	-	-	(806,281)	(806,281)
Balances at December 31, 2019	-	-	-	-	3,000,000	300	-	-	360,648	(815,883)	(454,935)
Issuance of Series A preferred stock, net of
issuance costs	670,055	67	-	-	-	-	-	-	3,440,494	-	3,440,561
Issuance of Series A preferred stock for services	50,000	5	-	-	-	-	-	-	289,995	-	290,000
Conversion of notes payable for shares of
Series A preferred stock	230,240	23	-	-	-	-	-	-	494,814	-	494,838
Conversion of Class F stock to Series A-1
preferred stock	-	-	749,977	75	(749,977)	(75)	-	-	-	-	-
Stock compensation expense	-	-	-	-	-	-	-	-	26,923	-	26,923
Net loss	-	-	-	-	-	-	-	-	-	(4,222,632)	(4,222,632)
Balances at December 31, 2020	950,295	$95	749,977	$75	2,250,023	$225	-	$-	$4,612,874	$(5,038,515)	$(425,246)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.
STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(4,222,632)	$(806,281)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	26,923	47,411
Shares issued for services	290,000	-
Non-cash advertising expenses	14,400	27,220
Changes in operating assets and liabilities:
Interest receivable, related party	(27,788)	(18,464)
Accounts payable, related party	1,160,471	539,541
Accounts payable	121,480	1,458
Accrued expenses	(60,000)	65,000
Interest payable, related party	33,862	11,430
Net cash used in operating activities	(2,663,284)	(132,685)
Cash flows from investing activities:
Isssuance of loans to related parties	(103,600)	(397,153)
Repayments of loans from related parties	72,000	-
Net cash used in investing activities	(31,600)	(397,153)
Cash flows from financing activities:
Proceeds from related party loans	275,967	198,140
Repayments of related party loans	(20,000)	-
Proceeds from convertible promissory note, related party	-	465,000
Proceeds from issuance of preferred stock, net of issuance costs	3,556,040	-
Offering costs	-	(115,479)
Net cash provided by financing activities	3,812,007	547,661
Net change in cash and cash equivalents	1,117,123	17,823
Cash and cash equivalents at beginning of year	64,073	46,250
Cash and cash equivalents at end of year	$1,181,196	$64,073

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Issuance of related party loan payable for advertising costs incurred	$14,400	$27,220
Offering costs included in accounts payable	$15,000	$-
Conversion of notes payable and accrued interest into preferred stock	$494,838	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Graze, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs V, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell commercial robotic lawnmowers. The Company is headquartered in Santa Monica, California.

As of December 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, net losses of $4,222,632 and $806,281 for the years ended December 31, 2020 and 2019, respectively, has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019, and has not yet recognized any revenue. As of December 31, 2020, the Company had an accumulated deficit of $5,038,515 and has a working capital deficit of $425,246. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2020, the Company had $931,196 is deposits in excess of FDIC insured limits.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 amounted to approximately $1,140,000 and $45,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020 and 2019, the Company had capitalized deferred offering costs of $15,000 and $115,479, respectively. During the year ended December 31, 2020, the Company recorded $115,479 of previously capitalized offering costs to additional paid-in capital upon the completion of its Regulation A+ offering (see Note 7).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:

	Year Ended
	December 31,
	2020	2019
Convertible promissory note, related party*	-	209,105
Series A preferred stock	950,295	-
Series A-1 preferred stock	749,977	-
Class F stock	2,250,023	-
Options to purchase common stock	656,140	362,637
Warrants	173,511	173,511
Total potentially dilutive shares	4,779,946	745,253

*In 2020, an aggregate of 230,240 common shares were issued pursuant to conversions of notes payable and accrued interest. See Note 6 for more information.

The Company did not present net loss per share for the year ended December 31, 2020 as there were no common shares outstanding throughout 2020.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables by entity as of December 31, 2020 and 2019:

	Accrued Interest	Outstanding Balance as of
	as of December 31,	December 31,
Name	2020	2020	2019
Future Labs I, Inc.	$123	$3,500	$3,500
Future Labs III, Inc.	1,202	33,000	33,000
Future Labs VII, Inc.	9,878	278,253	246,653
Future VC, Inc.	5,049	114,000	114,000
Wavemaker Partners V, LP	37,685	250,000	250,000
	$53,937	$678,753	$647,153

In 2020, the Company loaned an aggregate of $103,600 to Future Labs VII, Inc., and received repayments of $72,000. In February 2019, the Company loaned an additional $30,000 to a related party under a promissory note, which was fully repaid in April 2019.

In 2020, the Company extended all maturities on outstanding loans to varying dates in 2021. All loans bear interest at 3% per annum, except for the Wavemaker Partners V, LP note which bears interest at 6%. All loans above are unsecured, except for the Wavemaker Partners V, LP note which is secured by the Company’s assets.

During the years ended December 31, 2020 and 2019, the Company recognized interest income of $27,788 and $18,464, respectively, all of which remains unpaid as of December 31, 2020 and 2019.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of December 31, 2020 and 2019:

	Accrued Interest	Outstanding Balance as of
	as of December 31,	December 31,
Name	2020	2020	2019
Future Labs III, Inc.	$1,179	$41,620	$27,220
Future Labs VI, Inc.	190	9,500	-
Future VC, Inc.	14,086	444,607	198,140
	$15,455	$495,727	$225,360

During 2020, the Company received an aggregate of $275,967 from several related party notes, and made repayments of $20,000. In March 2019, the Company borrowed an additional $800 from a related party note. This amount was fully repaid in May 2019.

During the years ended December 31, 2020 and 2019, the Company issued a promissory note of $14,400 and $27,200, respectively, in exchange for marketing expenses incurred by a related party on behalf of the Company. These amounts are included in sales and marketing expense in the statements of operations.

During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $12,093 and $3,362, respectively, all of which remains unpaid as of December 31, 2020 and 2019. All notes bear interest at 3% per annum and mature in 2021.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

6.	CONVERTIBLE PROMISSORY NOTE, RELATED PARTY

In August 2019, the Company issued two convertible promissory notes (the “Notes”) to two related parties, Wavemaker Partners V, LP and Wavemaker Global Select, LLC, for an aggregate principal amount of $465,000. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $3,300,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). In the event that a financing that is not a qualified financing occurs prior to the notes’ respective maturity dates or earlier conversion of the Notes, the noteholders have the option to convert the Notes into shares of the Company’s common stock by dividing the outstanding principal and unpaid interest by a conversion price equal to the lesser of i) 80% of the price paid per share for such shares or ii) $8,000,000 divided by the dilutive common shares outstanding. If the Notes remain outstanding on or after the maturity date, the outstanding principal and accrued interest shall be convertible, at the noteholders’ option, into shares of a newly created class of Series Seed Preferred Stock at price equal to $8,000,000 divided by the dilutive common shares outstanding. Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to the lesser of i) 80% of the price paid per share in the sale of the Company or ii) a price equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding.

In December 2020, upon completion of the Company’s Regulation A+ financing (see Note 7), an aggregate of $494,838, consisting of the outstanding Notes’ principal of $465,000 and accrued interest of $29,838, were automatically converted into 230,240 shares of Series A preferred stock. As of December 31, 2020, the Notes were no longer outstanding.

Interest expense these notes was $21,770 and $8,068 for the years ended December 31, 2020 and 2019, respectively.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which 1,968,210 shares are designated as Series A Preferred Stock and 750,000 shares are designated as Series A-1 Preferred Stock. The Company is authorized to issue 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of December 31, 2020, the liquidation preference of Series A and Series A-1 Preferred Stock was $5,511,711 and $374,989, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a 50% reduction in liquidation preference and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A Conversion Price. The Series A Conversion price squall initially equally the Original Issue Price. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

During 2019, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2020, the Company completed a Regulation A+ offering and issued an aggregate of 670,055 shares of Series A preferred stock for gross proceeds of $3,886,319, or $5.80 per share, which is presented net of $445,758 of offering costs. In connection with the offering, the Company’s existing notes converted into 230,240 shares of Series A preferred stock (see Note 6). Furthermore, 749,977 shares of Class F stock converted into shares of Series A-1 preferred stock (i.e. Shadow Series).

In December 2020, the Company issued 50,000 shares of Series A Preferred stock pursuant to an agreement for services. The fair value of $290,000 was included in sales and marketing expenses in the statements of operations.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 656,140 shares as of December 31, 2020. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2020, there were no shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2018	-	$-	$-
Granted	362,637	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2019	362,637	$0.50	$-
Granted	326,470	0.54
Exercised	-	-
Forfeited	(32,967)	0.50
Outstanding as of December 31, 2020	656,140	$0.52	$13,507

Exercisable as of December 31, 2020	281,790	$0.50	$10,615

The fair value of common stock for options granted during the years ended December 31, 2020 and 2019 was $0.54 and $0.50 per share, respectively. As of December 31, 2020, the weighted average duration to expiration of outstanding options was 8.4 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2020	2019
Risk-free interest rate	0.55%	1.55%
Expected term (in years)	6.08	6.08
Expected volatility	32.28%	44.43%
Expected dividend yield	0%	0%
Fair value per stock option	$0.17	$0.22

The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $55,860 and $79,780, respectively. Stock-based compensation expense for stock options of $26,923 and $39,892 was recognized under FASB ASC 718 for the years ended December 31, 2020 and 2019, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $68,719 as of December 31, 2020, which will be recognized over a weighted average period of 2.2 years.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

Warrants

In October 2019, the Company granted 173,511 warrants with an exercise price of $0.50 per share to a consultant as consideration for services. The grant-date fair value was $0.13 per share, or an aggregate fair value of $22,556. One-third of the warrants each exercise in monthly installments over a period of two years commencing on the completion of three separate milestones. As of December 31, 2019, it was determined that one milestone had been achieved, and therefore stock-based compensation expense of $7,519 was recognized under ASC 718 for the year ended December 31, 2019. No additional milestones were achieved in 2020. As of December 31, 2020, 60,247 warrants were exercisable.

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended
	December 31,
	2020	2019
Risk-free interest rate	n/a	1.58%
Expected term (in years)	n/a	2.04
Expected volatility	n/a	44.43%
Expected dividend yield	n/a	0%
Fair value per warrant	n/a	$0.13

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2020	2019
General and administrative expenses	$24,980	$38,673
Research and development expenses	1,943	8,739
	$26,923	$47,411

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $1,350,258 and $250,467, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$824,291	$71,692
Stock-based compensation	507,236	11,163
Cash to accrual differences	18,731	167,612
Valuation allowance	(1,350,258)	(250,467)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $1,350,258 and $250,467 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $1,099,791 and $247,780 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,932,376 and $256,191.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4, 5 and 6 for detail on the Company’s loan receivable, loan payable and convertible promissory notes with related parties.

As of December 31, 2020, the Company had $1,700,012 and $5,000 in accounts payable and accrued expenses, respectively, with related parties under common control. As of December 31, 2019, the Company had $539,541 and $65,000 in accounts payable and accrued expenses, respectively, with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2020, the Company has incurred $2,301,869 of fees under this agreement, including $1,105,121 in services payable in cash and $1,196,748 for which the Company intends to satisfy through the issuance of warrants in 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges in excess of cost incurred by the Company were $1,765,226 in 2020 due to the markup on labor and material costs.

The following is a summary of operating expenses incurred with related parties during the years ended December 31, 2020 and 2019:

	Year Ended
	December 31,
	2020	2019
Research and development	$2,029,085	$527,687
Sales and marketing	14,400	27,220
General and administrative	258,383	-
	$2,301,869	$554,907

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In January 2021, the Company continued its Regulation A offering of Series A preferred stock on another platform. Through the issuance date, the Company has raised approximately $1,480,000 in gross proceeds from this offering.

In March 2021, the Company changed its name to Graze, Inc.

Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.